Exhibit 99.4

ARRAS MINERALS CORP.

(the "Corporation")

2023 NI 51-102 Request Form

TO BENEFICIAL SECURITYHOLDERS

National Instrument 51-102 requires that the Corporation send annually to the beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation's financial statements. If you wish to receive the Corporation's financial statements or other selective securityholder communications, please complete and return this form.

Please note that this card will be mailed each year and beneficial securityholders must return this card each year to remain on the Corporation's distribution list.

PLEASE RETURN TO:

ARRAS MINERALS CORP.

c/o Olympia Trust Company PO Box 128, STN M

Calgary, AB T2P 2H6 Fax: 403-668-8307

Email MailListRequests@olympiatrust.com

The undersigned securityholder of the Corporation hereby elects to receive:

(A)	Annual financial statements and MD&A of the Corporation, or
(B)	Interim financial statements and MD&A of the Corporation, or
(C)	Both (A) and (B) as described above.

NAME: (Please print)

ADDRESS:

(REQUIRED)

SIGNATURE: DATE:

I certify that I am a securityholder of the Corporation

The Canadian Securities Administrators recognize that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.

E-MAIL (optional):